ELLENOFF GROSSMAN & SCHOLE LLP

ATTORNEYS AT LAW

150 EAST 42ND STREET, 11th FLOOR

NEW YORK, NEW YORK 10017

TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889

www.egsllp.com

June 3, 2010

VIA EDGAR

Mr. Larry Spirgel, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, DC 20549

Re:	Vringo, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 18, 2010
File No. 333-164575

Dear Mr. Spirgel:

On behalf of Vringo, Inc. (“Vringo”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or the “Staff”) dated May 26, 2010 concerning Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) previously filed on May 18, 2010. A marked version of Amendment No. 4 to the Registration Statement (“Amendment No. 4”) is enclosed herewith reflecting all changes from Amendment No. 3. All page references relate to the marked version of Amendment No. 4. Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 4. Marked copies of this filing are being sent via hand delivery to John Harrington.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Prospectus Cover Pages for the Public Offering Prospectus and the Selling Shareholder Prospectus

1.	Please disclose the maximum number of securities offered by the company as required by Instruction 1 to Item 501(b)(3) of Regulation S-K. Throughout the prospectuses, when disclosing the dollar amount of securities being offered by the company, also disclose the amount of securities the dollar amount represents.

We have revised Amendment No. 4 (cover page and pages 8, 27, 29, 76 and SS-1) to provide the requested disclosure. We respectfully advise the Staff that while we considered including information for certain sections (e.g. Dilution and Capitalization sections) of the Form S-1 based on the high and low end of the price range for the offering, we ultimately decided that such information would further complicate the disclosure in the Form S-1 and would not enhance an investor’s understanding of the Company and the offering. Furthermore, we note that the number of shares to be offered at the high and low end of the price range will only differ from the 2.4 million shares that would be issued at the mid-point of the range by approximately 266,000 shares (i.e. 2,666,666 at $4.50 per unit and 2,181,818 at $5.50 per unit), or 5% of the anticipated number of shares of the Company outstanding after the offering (5,031,213). This is well below the 20% deviation threshold requiring a post-effective amendment as set forth in the Company’s undertakings in the Form S-1 and such shares, if added to a registration statement, would become effective immediately upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended. Accordingly, we do not believe disclosure based on the high and low end of the range is required or beneficial to investors. Instead, we have based our disclosure throughout the Form S-1 on the mid-point of the price range for the offering, which we believe provides a realistic assessment of the pricing for this offering. We are comfortable that such disclosure provides investors with the material information necessary to make an investment decision.

Mr. Larry Spirgel, Esq.

June 3, 2010

If we cannot satisfy, or continue to satisfy, the NYSE Amex’s requirements…, page 19

2.	Please clarify why “investors will be required to commit their investment funds prior to the approval or disapproval of our listing application by the NYSE Amex.”

We have deleted the foregoing disclosure in response to the Staff’s comment.

3.	In light of the risks that you may not obtain or continue the listing of your securities on the NYSE Amex, please highlight this risk on the prospectus cover page.

We advise the Staff that on June 2, 2010, the Company received a letter from the NYSE Amex authorizing the listing of the Company’s securities on the NYSE Amex. We have revised Amendment No. 4 accordingly.

Use of Proceeds, page 25

4.	You state in footnote 3 of your table that the effective interest rate on the SVB/Gold Hill loan is 18%, however you state on page F-39 that the venture loan has an effective rate of 20%. Please revise or advise us.

We have revised Amendment No. 4 (pages F-20 and F-40) to clarify that the venture loan has an effective interest rate of 18%.

Dilution, page 27

5.	Clarify in the first paragraph that the Company has a pro forma deficit as of March 31, 2010, not pro forma net tangible book value. Also please disclose how you have calculated the amount of the pro forma deficit.

We have revised Amendment No. 4 (page 25) to provide the requested disclosure.

Non-operating Expense (Income) Net, page 39

6.	Please update your reference to $1.1 of non-operating expense (income) during the period ended December 31, 2009.

We have revised Amendment No. 4 (page 38) to provide the requested disclosure.

Mr. Larry Spirgel, Esq.

June 3, 2010

7.	Further, we note that you discuss the increase in non-operating income in 2007, a period which is not presented, being partly offset by a $141,000 loss on extinguishment of debt, but you do not mention the $180,000 loss on debt extinguishment recognized during 2009. Please revise to provide a more balanced presentation of relevant periods or advise us.

We have revised Amendment No. 4 (page 38) to provide the requested disclosure.

Members of the Advisory Board, page 62

8.	Please update your disclosure on page 63 where you state that 3,686,938 shares of common stock are issuable to management in connection with the filing, or advise us. Based on disclosures elsewhere in your filing, this number appears to have been revised to 3,588,054.

We have revised Amendment No. 4 (page 62) to provide the requested disclosure.

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting and Reporting Policies, page F-8

(j) Accounting for share-based compensation, page F-10

9.	In Amendment No. 2 (page F-11) you revised your disclosure in response to comment 14 from our prior comment letter dated April 9, 2010. You appear to have removed the revised disclosure in your most recent Amendment, No. 3 (page F-11). Please revise or advise us.

We respectfully advise the Staff that the revised disclosure was inadvertently omitted from Amendment No. 3. We have revised Amendment No. 4 (page F-11) to provide the requested disclosure.

(n) Restatement, page F -13

10.	Please tell us, and expand your footnote disclosure to explain, the nature of the error in more detail. Include discussion of how the error occurred and how the error affected your restated line items.

In connection with the valuation of equity instruments issued on December 29, 2009, the Company determined the value of its common stock as of that date. The valuation of the common stock was based primarily on the price of the common stock included in the Company’s initial public offering which were to be offered as part of a unit comprised of one share of common stock and two warrants. In the original valuation of the Company’s common stock as of December 29, 2009, which was a component of the valuation model used to value the equity instruments issued, the Company initially did not ascribe value to the warrants included in the units offered in the Company’s initial public offering as they

Mr. Larry Spirgel, Esq.

June 3, 2010

would not immediately trade independently subsequent to the offering. When preparing the valuations at March 31, 2010, the Company subsequently determined that this assumption was erroneous, and that value should be ascribed to these warrants.

The effect of this error was that the valuation of the common stock portion of the unit was overstated in relation to its proportion of the expected unit price and consequently, all valuations that incorporate the stock price were restated. The Special Bridge Warrants attached to the Convertible Bridge Loan were revalued using the corrected common stock fair value, resulting in a reduction to the Special Bridge Warrants and an increase to the residual amount allocated to the Convertible Bridge Loan. Additionally, as part of the restructuring of the Venture Loan on December 29, 2009, the fair value of the original bank warrants that were cancelled as well as the new bank warrants were revalued, resulting in reductions in the loss on the extinguishment of debt, the carrying value of the bank warrants, and additional paid-in-capital, and an increase in the value of the Venture Loan. The fair value of the warrants issued to the underwriters was revalued resulting in a decrease in general and administrative expenses and a corresponding decrease in additional paid-in-capital. The fair value of options previously granted to consultants were also revalued resulting in a decrease in general and administrative expenses and a corresponding decrease in additional paid-in-capital.

We have revised Amendment No. 4 (pages 34, 35 and F-13) to provide additional disclosure regarding the restatement.

Note 10 - Bridge Financing Agreement - Convertible Promissory Notes, page F-16

11.	Refer to your discussion of Special Bridge Warrants and Underwriter Bridge Warrants on pages F-17 and F-18. We note that you have revised your assumptions used in calculating the fair value of these warrants. Further, based on your discussion of Accounting for Stock-based Compensation on page 43, it appears that the same assumptions may have been used to value stock options issued on June 25, 2009. Please explain to us, and expand your disclosure to explain, why the assumptions for each of these calculations were revised. Also explain why these assumptions did not change between June 25, 2009 and December 29, 2009, the date on which the Bridge Warrants were issued, as well as why the difference in expected life of the warrants versus the options did not affect the assumptions used. Finally, please include discussion of these revisions in your footnote discussing your restatement on page F-13.

We respectfully advise the Staff that the information regarding the June 25, 2009 valuation was updated in Amendment No. 3 in error and we have now revised the disclosure to include the original disclosures for June 25, 2009 which were correct as of that date. We have discussed our revised disclosure relating to the restatement in our response to comment #10 above. We have revised Amendment No. 4 (pages 34, 35 and F-13) to provide additional information regarding the restatement.

Mr. Larry Spirgel, Esq.

June 3, 2010

Note 13 - Shareholder’s Equity, page F-21

(d) Stock option activity, page F-22

12.	You state that there was no aggregate intrinsic value of options granted during 2009 and 2008. In Amendment No. 2 (page F-22) you revised your disclosure in response to comment 17 from our prior comment letter dated April 9, 2010. You appear to have removed the revised disclosure in your most recent Amendment, No. 3 (page F-23). Please revise or advise us.

We respectfully advise the Staff that the revised disclosure was inadvertently omitted from Amendment No. 3. We have revised Amendment No. 4 (page F-23) to provide the requested disclosure.

Note 7 - Shareholders’ Deficit, page F-40

13.	With respect to each issuance of options in 2010, summarize in a table the number of options granted, the exercise price, the fair value of your common stock, and the fair value of the stock options issued on a per share basis.

We respectfully advise the Staff that the expense recorded in the table in Note 7 to the consolidated financial statements refers to the vesting of stock options issued prior to January 1, 2010. We have revised the language in the table to more clearly reflect that fact. As stated in the note, while there were options granted to management employees, directors and consultants, in the first quarter of 2010, these options have not yet reached their recognition date (i.e., consummation of the offering) and therefore no expense was recorded in respect of these options in the consolidated financial statements as of March 31, 2010. We have revised Amendment No. 4 (page F-41) to provide the requested disclosure.

14.	In light of the price range of your initial public offering, it is unclear to us how the value assigned to the 1,392,000 options with an exercise price of $0.01 is reasonable. Please explain to readers the significant factors, assumptions, and methodologies used in determining fair value of each option issuance in 2010 and advise us. Also, provide a comprehensive discussion in MD&A including an explanation of each significant factor contributing to the difference between the fair value as of the date of grant and the IPO price.

The units to be issued in our initial public offering consist of one common stock and two warrants. The value of the 1,392,000 and 1,420,000 options issued to management, employees, directors and consultants, with an exercise price of $0.01 and $5.50, respectively, were estimated as of March 31, 2010 using the Black-Scholes-Merton model, incorporating the fair value of the common stock at that date. The fair value of the common share as of March 31, 2010 was determined to be $2.62, which represents the $2.80 ascribed value of the common stock portion of the unit, discounted to reflect other exit scenarios.

We have revised Amendment No. 4 (pages 42 and F-41) to provide the requested disclosure.

* * * *

Mr. Larry Spirgel, Esq.

June 3, 2010

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Barry I. Grossman, Esq. or David Selengut, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Ellenoff Grossman & Schole LLP

cc:	Jonathan Medved
Jeffrey Schultz, Esq.
Larry Glassberg